LOREN P. HANSEN A PROFESSIONAL CORPORATION ATTORNEY AT LAW 1301 DOVE STREET, SUITE 370
TELEPHONE: (949) 851-6125	NEWPORT BEACH, CALIFORNIA 92660 lphansen@lphansenlaw.com	CELL PHONE: (949) 275-1145

June 28, 2017

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	RBB Bancorp
Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on June 16, 2017.
CIK No. 0001499422

Dear Ms. Anagnosti:

On behalf of RBB Bancorp, a California corporation (the “Company’), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 27, 2017 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR, and five courtesy copies of the Registration Statement marked to show changes to the Draft Registration Statement confidentially filed on June 16, 2017 are being sent to the Staff under separate cover.

As discussed with Mr. David Gessert on June 23 and 27, 2017, subject to resolution of all of the Commission’s comments, the Company intends to commence marketing/road shows on July 17, 2017. In order to do so, the Company is filing the Registration Statement today, June 28, 2017, in order to be on file for at least 15 calendar days prior to commencing its marketing of the offering in accordance with the JOBS Act.

In addition to the changes to the Registration Statement in response to the Comment Letter, discussed below, the only substantive change to the Registration Statement from that which was submitted confidentially in the Draft Registration Statement on June 16, 2017 is a risk factor that addresses the potential for a delay in the offering resulting from the possible need for the Company to revise its consolidated financial statements for the three months ended March 31, 2017 to the extent that, prior to the effective date of the Registration Statement, the Company receives notice that the Small Business Administration (“SBA”) intends to make a material payment as a reimbursement for a SBA guaranteed loan that has been fully reserved, as described on pages 22 and 73 of the prospectus.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement. All page references in the responses set forth below refer to pages of the Amendment in the marked copy.

Non-GAAP Financial Measures

Adjusted Yield on Loans and Adjusted Net Interest Margin, page 58

1.	We note your discussion and presentation of adjusted yield on loans and adjusted net interest margin, which are non-GAAP financial metrics that exclude the impact of purchase accounting. It appears that disclosing financial metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, please revise to eliminate the non-GAAP financial metrics that exclude the impact of purchase accounting.

Response: The Adjusted Yield on Loans and Adjusted Net Interest Margin subsection on page 58 of the Registration Statement, including the lead-in paragraph, chart and footnotes, has been included in order to clarify for investors that the reported yield on loans also includes accretion income on acquired loans. The accretable yield represents the excess of the net present value of expected future cash flows over the acquisition date fair value, and includes both the expected coupon of the loan and the discount accretion. For example, the total loan yield for the year ended December 31, 2016 and the three months ended March 31, 2017 was 5.8% and 5.5%, respectively, while the yield calculated using only the expected coupon would have been 5.1% and 5.1%, during the same respective periods. The disclosure provides investors with a more complete explanation that the Company’s relatively high loan yields are not solely from higher rates and fees charged on loans, but also discount accretion, as the Company’s net interest margin benefits from discount accretion on the Company’s purchased loan portfolios included in the Company’s acquisitions. In addition to page 58, the Company has made related disclosures on pages 15, 32, 57, 62, 63, 67, 71, 72, 76, 77, 81 and 82 of the Registration Statement, and in its financial statements on pages F-7, F-21, F-42 and F-62. We note that similar disclosures have also been made in other recent S-1 registration statements, including Midland States Bancorp and Cadence Bancorporation. The Company believes that the disclosure fully complies with Regulation G (the Company fully reconciles such non-GAAP numbers to the related GAAP financial measures) and is helpful disclosure to investors and, consequently, respectfully requests that the disclosure remain in the Registration Statement.

Principal and Selling Shareholders, page 163

2.	We note your response to comment 7 stating among other things, that the families and related businesses are not required to be reported as a group for purposes of Exchange Act Rule 13d-3 and that the company’s officers and directors are not beneficial owners of the “family” shares. In light of your other statement that disclosure of family holders was done because the company believed that the Rule 13d-3 beneficial ownership standard did not adequately “provide potential investors with an understanding of the overall family ownership of the [c]ompany,” it is unclear how an investor should be interpreting the additional family holdings in making an investment decision. We also note that the language in the risk factor “An active, liquid trading market for our common stock may not develop …” on page 41 suggests that the non-executive directors, their families and affiliates collectively control 66.8% of the currently issued and outstanding shares of common stock. Considering your statement that there are no informal arrangements or understandings among any of the family members or related businesses with respect to their holdings of the company’s common stock, please highlight for investors through proper risk factor disclosure any potential risks related to these extended family holdings.

Response: In response to the Staff’s comments, we have revised page 42 of the Registration Statement to add a risk factor describing the additional potential risks related to the extended family holdings that are described in the prospectus.

3.	Refer to footnotes (1) and (3) of the tabular presentation on page 161. Please explain how (i) Mr. Thian as a part owner of Eastern Union and (ii) Mr. Chen with respect to the shares owned by the Chen Family Trust, are not considered beneficial owners of the related shares, regardless of whether or not they disclaim beneficial ownership.

Response: With respect to clause (i) of the Staff’s comments, Mr. Thian owns a 25% minority interest of Eastern Union, a California C corporation. He is not an officer of such corporation, the corporate documents of Eastern Union require three members to approve any action, including the voting and disposition of the Company’s shares, and there are no voting or other agreements, written or oral, between the owners concerning the Company’s shares. Mr. Thian is merely a passive investor in Eastern Union, and he is not involved in the day-to-day operations of Eastern Union. Consequently, Mr. Thian has disclaimed beneficial ownership of the Company’s shares held by Eastern Union.

With respect to clause (ii) of the Staff’s comments, the Chen Family Trust (the “Trust”) was established by Mr. Wendell Chen’s father, Mr. Vic Chen, a former member of the Board of Directors and organizer of Royal Business Bank. The Trust is a typical revocable family trust, and Mr. Wendell Chen has no interest in the Trust other than as a beneficiary. Mr. Wendell Chen is not a trustee of the Trust and he was not a grantor of the Trust. Mr. Vic Chen makes all of the investment and other decisions related to the Trust, and there is no voting or other agreement between the Trust or Mr. Vic Chen, on the one hand, and Mr. Wendell Chen on the other hand concerning any of the assets of the Trust. Consequently, Mr. Wendell Chen has disclaimed beneficial ownership of the shares held by the Chen Family Trust.

4.	To the extent that the Principal Family Shareholders table is intended to capture the additional ownership of the related families outside of the current holdings of the officers and directors as reported pursuant to Rule 13d-3, please add a column which discloses the family holdings on a stand-alone basis, before aggregating with the holders of related officers and directors.

Response: The table on page 166 of the Registration Statement has been revised to include three new columns. The first column has been added to include the related director(s) or executive officer. A second column under Shares Beneficially Owned Prior to the Offering has been added to describe the beneficial ownership of the related director(s) or executive officer, and a third column also under Shares Beneficially Owned Prior to the Offering has been added to describe the family ownership (not including the related director(s) or officer).

The Company believes the foregoing provides a complete response to the Comment Letter. Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen

Loren P. Hansen

cc:	Yee Phong (Alan) Thian, Chairman, President and Chief Executive Officer, RBB Bancorp

David Morris, Chief Financial Officer, RBB Bancorp

Mr. Norman Antin, Holland & Knight

Mr. Jeffrey Haas, Holland & Knight

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